Exhibit 99.1

News Release

Media Contact:	Doug Kline	Analysts Contacts:	Dennis Arriola/Karen Sedgwick
	Sempra Energy		Sempra Energy
	(877) 866-2066		(877) 736-7727
	www.sempra.com		

SEMPRA ENERGY THIRD-QUARTER EARNINGS PER SHARE RISE 37 PERCENT

- **California Utilities Continue Solid Performance**
- **Electric Generation Business Contributes Steady Earnings Stream**
- **Company Affirms Earnings Guidance of $2.70 to $2.90 per Share for 2003 and $2.60 to $2.90 per Share for 2004**

SAN DIEGO, Nov. 6, 2003 – Sempra Energy (NYSE: SRE) today reported earnings for the third quarter 2003 of $211 million, or $1.00 per diluted share, up 37 percent per share over third-quarter 2002 earnings of $150 million, or $0.73 per diluted share.

Third-quarter 2003 results reflected several unusual items. Excluding these items, for comparison purposes, Sempra Energy's third-quarter 2003 earnings would have been $232 million, or $1.09 per diluted share, an increase of 49 percent over third-quarter 2002 earnings per share.

Unusual items in the third quarter 2003 included a positive contribution of $65 million, or $0.31 per diluted share, from the settlement of litigation with the California Public Utilities Commission (CPUC) related to intermediate-term power-purchase contracts owned by San Diego Gas & Electric (SDG&E). Third-quarter 2003 results also included after-tax charges of $47 million, or $0.22 per diluted share, related to the write-down of the carrying value of assets of Frontier Energy, a North Carolina-based gas utility subsidiary, as well as $37 million, or $0.17 per diluted share, for litigation costs at Southern California Gas Co. (SoCalGas) and SDG&E, and for losses associated with a sublease on portions of the SoCalGas headquarters building in Los Angeles. Finally,

Sempra Energy recorded a negative impact of $2 million, after tax, in the third quarter 2003 to cover the settlement announced last week by Sempra Energy Trading with Federal Energy Regulatory Commission (FERC) staff on several issues involved in FERC's investigation of participants in Western U.S. energy markets during 2000 and 2001.

"We are pleased with our strong third-quarter results," said Stephen L. Baum, chairman, president and chief executive officer of Sempra Energy. "Our California utilities continue to perform well and SDG&E will see future growth in rate base as it returns to its role as a full-service provider. Additionally, through its contracting strategy, Sempra Energy Resources is producing a steady income stream that has become a reliable and consistent contributor to our earnings."

Sempra Energy generated revenues of $2.1 billion in the third quarter 2003, up from $1.4 billion in the same quarter last year, primarily due to increased electric sales by Sempra Energy Resources and SDG&E and higher gas revenues at SoCalGas.

For the first nine months of 2003, Sempra Energy recorded earnings of $415 million, or $1.98 per diluted share, compared with $443 million, or $2.15 per diluted share, during the same period last year. Baum affirmed the company's earnings guidance for 2003 of $2.70 to $2.90 per share and, for 2004, of $2.60 to $2.90 per share.

SUBSIDIARY OPERATING RESULTS
Southern California Gas Co.

Net income for SoCalGas in the third quarter 2003 was $53 million, compared with $56 million in the third quarter 2002. Third-quarter 2003 results included the charge for litigation costs and for losses associated with SoCalGas' headquarters sublease.

During the quarter, the CPUC approved $48 million, pre-tax, in incentives for SoCalGas' gas purchasing for the two award years ended March 31, 2002.

San Diego Gas & Electric

Net income for SDG&E in the third quarter 2003 was up sharply to $120 million from $46 million earned in the third quarter 2002. The increase was primarily due to the positive impact of the settlement with the CPUC on the intermediate-term power contracts and higher electric transmission and distribution revenues, offset by the charge for litigation costs.

During the quarter, the CPUC approved $18 million, pre-tax, in incentives for SDG&E's distribution operations for the two years ended Dec. 31, 2002.

"Of special note, I am particularly proud of the dedicated response by SDG&E and SoCalGas employees during last week's devastating wildfires in Southern California," Baum said.

Sempra Energy Trading

Net income for Sempra Energy Trading for the third quarter 2003 rose to $22 million from $10 million in the same period last year, due to the timing of earnings recognition under new accounting principle EITF 02-3. EITF 02-3 eliminated mark-to-market accounting for certain commodity-trading assets and liabilities, changing the timing for revenue recognition.

Excluding the cumulative effect of EITF 02-3 and the pending FERC settlement in 2003, as well as the extraordinary gain from the acquisition of the metals business in 2002, Sempra Energy Trading's earnings for the first nine months of 2003 would have been $70 million, compared with $71 million earned in the same period last year.

Sempra Energy Resources

Sempra Energy Resources, the wholesale power-generation subsidiary of Sempra Energy, reported net income of $33 million in the third quarter 2003, compared with $29 million in the third quarter 2002. The rise in net income was due primarily to the positive contribution from the operations of Twin Oaks Power, the coal-fired Texas power plant that Sempra Energy Resources acquired in November 2002.

Sempra Energy International

Sempra Energy International, which develops and operates utilities in North and South America, reported a quarterly net loss of $32 million, compared with net income of $13 million in the third quarter 2002. The net loss was due to the after-tax charge related to Frontier Energy.

Absent the charge, Sempra Energy International earned $18 million in the third quarter 2003. The improved operating performance was primarily due to increased earnings from the company's Gasoducto Bajanorte natural gas pipeline.

Sempra Energy LNG Corp.

During the quarter, Sempra Energy LNG Corp. received key regulatory approvals for its Energía Costa Azul and Cameron LNG liquefied natural gas (LNG) receiving terminals under development in Baja California, Mexico, and Louisiana.

On Sept. 10, 2003, the company announced that the FERC authorized construction and operation of Cameron LNG, which will be the first new LNG receipt facility built in the United States in more than two decades. On Aug. 18, 2003, the company announced it had received a storage and re-gasification permit for Energía Costa Azul from the Comisión Reguladora de Energía, Mexico's national energy regulatory agency, and a key local land-use permit from the Municipality of Ensenada in Baja California. Construction of both terminals is slated to begin next year with completion expected in 2007.

"With the permitting process nearly complete for both of our LNG receiving terminals and supply negotiations well underway, we have a first-mover advantage in this critical developing market," Baum said.

Sempra Energy Solutions

Results for Sempra Energy Solutions, which offers energy outsourcing and commodity services to commercial and industrial customers, were break-even during the third quarter 2003, compared with $5 million in net income in the third quarter 2002.

Internet Broadcast

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. Eastern Time with Baum, Neal E. Schmale, executive vice president and chief financial officer; Donald E. Felsinger, group president, Sempra Energy Global Enterprises; Edwin A. Guiles, group president, Sempra Energy Utilities; Frank H. Ault, senior vice president and controller; and Dennis V. Arriola, vice president of communications and investor relations. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (888) 203-1112 and entering passcode number 655829.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2002 revenues of $6 billion. The Sempra Energy companies' nearly 12,000 employees serve more than 9 million customers in the United States, Europe, Canada, Mexico, South America and Asia.

###

This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: national, international, regional and local economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources and the Federal Energy Regulatory Commission; capital market conditions, inflation rates and interest rates; energy and trading markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov.

Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy LNG Corp. and Sempra Energy Resources are not the same companies as the utilities, San Diego Gas & Electric and Southern California Gas Co., and are not regulated by the California Public Utilities Commission.

SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

(Dollars in millions, except per share amounts)	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Operating Revenues				
California utilities:				
Natural gas	$ 870	$ 658	$ 2,961	$ 2,292
Electric	576	358	1,368	962
Other	612	369	1,492	1,094
Total	2,058	1,385	5,821	4,348
Operating Expenses				
California utilities:				
Cost of natural gas	372	216	1,529	945
Electric fuel and net purchased power	128	81	428	221
Other cost of sales	371	165	886	503
Other operating expenses	668	424	1,631	1,314
Depreciation and amortization	158	147	455	447
Franchise fees and other taxes	54	42	167	129
Total	1,751	1,075	5,096	3,559
Operating Income	307	310	725	789
Other income (expense) - net	34	(21)	38	6
Interest income	8	10	30	31
Interest expense	(78)	(73)	(223)	(220)
Preferred dividends / distributions by subsidiaries	(2)	(7)	(17)	(22)
Income before income taxes	269	219	553	584
Income taxes	58	69	109	143
Income before extraordinary item and cumulative effect of change in accounting principle	211	150	444	441
Extraordinary item, net of tax	-	-	-	2
Income before cumulative effect of change in accounting principle	211	150	444	443
Cumulative effect of change in accounting principle, net of tax	-	-	(29)	-
Net Income	$ 211	$ 150	$ 415	$ 443
Weighted-average number of shares outstanding				
Basic*	208,816	204,932	207,620	205,047
Diluted*	212,273	205,366	210,160	206,263
Income before extraordinary item and cumulative effect of change in accounting principle per share of common stock				
Basic	$ 1.01	$ 0.73	$ 2.14	$ 2.15
Diluted	$ 1.00	$ 0.73	$ 2.12	$ 2.14
Income before cumulative effect of change in accounting principle per share of common stock				
Basic	$ 1.01	$ 0.73	$ 2.14	$ 2.16
Diluted	$ 1.00	$ 0.73	$ 2.12	$ 2.15
Net income per share of common stock				
Basic	$ 1.01	$ 0.73	$ 2.00	$ 2.16
Diluted	$ 1.00	$ 0.73	$ 1.98	$ 2.15
Dividends declared per share of common stock	$ 0.25	$ 0.25	$ 0.75	$ 0.75

*In thousands of shares

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Balance at	
(Dollars in millions)	September 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 411	$ 455
Accounts receivable	753	889
Due from unconsolidated affiliates	134	80
Deferred income taxes	71	20
Trading assets	4,650	5,064
Regulatory assets arising from fixed-price contracts and other derivatives	145	151
Other regulatory assets	88	75
Inventories	240	134
Other	161	142
Total current assets	6,653	7,010
Investments and other assets:		
Fixed-price contracts and other derivatives	-	42
Due from unconsolidated affiliates	54	57
Regulatory assets arising from fixed-price contracts and other derivatives	704	812
Other regulatory assets	455	532
Nuclear-decommissioning trusts	529	494
Investments	1,481	1,313
Sundry	725	665
Total investments and other assets	3,948	3,915
Property, plant and equipment - net	7,453	6,832
Total assets	$ 18,054	$ 17,757
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 639	$ 570
Accounts payable	734	744
Income taxes payable	82	22
Trading liabilities	3,890	4,094
Dividends and interest payable	131	133
Regulatory balancing accounts - net	422	578
Fixed-price contracts and other derivatives	152	153
Current portion of long-term debt	726	281
Other	624	672
Total current liabilities	7,400	7,247
Long-term debt	3,536	4,083
Deferred credits and other liabilities:		
Due to unconsolidated affiliate	162	162
Customer advances for construction	98	91
Post-retirement benefits other than pension	136	136
Deferred income taxes	751	800
Deferred investment tax credits	85	90
Fixed-price contracts and other derivatives	791	813
Regulatory liabilities arising from asset retirement obligations	241	-
Other regulatory liabilities	91	121
Asset retirement obligations	310	-
Mandatorily redeemable preferred securities	223	-
Deferred credits and other liabilities	841	985
Total deferred credits and other liabilities	3,729	3,198
Preferred stock of subsidiaries	179	204
Mandatorily redeemable trust preferred securities	-	200
Shareholders' equity	3,210	2,825
Total liabilities and shareholders' equity	$ 18,054	$ 17,757

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

	Nine months ended September 30,	
(Dollars in millions)	2003	2002
Cash Flows from Operating Activities:		
Net income	$ 415	$ 443
Adjustments to reconcile net income to net cash provided by operating activities:		
Extraordinary item, net of tax	-	(2)
Cumulative effect of change in accounting principle	29	-
Depreciation and amortization	455	447
Provision for impairment on long-lived assets	77	-
Deferred income taxes and investment tax credits	(52)	(22)
Other - net	38	67
Net changes in other working capital components	(33)	(58)
Changes in other assets	(34)	70
Changes in other liabilities	28	70
Net cash provided by operating activities	923	1,015
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(664)	(802)
Investments and acquisitions of affiliates, net of cash acquired	(182)	(337)
Dividends received from unconsolidated affiliates	21	11
Loan to unconsolidated affiliate	(54)	(48)
Other - net	(8)	(17)
Net cash used in investing activities	(887)	(1,193)
Cash Flows from Financing Activities:		
Common stock dividends	(155)	(154)
Issuances of common stock	81	12
Repurchases of common stock	(6)	(16)
Issuances of long-term debt	400	800
Payments of long-term debt	(481)	(431)
Increase (decrease) in short-term debt	89	(200)
Other - net	(8)	(18)
Net cash used in financing activities	(80)	(7)
Decrease in cash and cash equivalents	(44)	(185)
Cash and cash equivalents, January 1	455	605
Cash and cash equivalents, September 30	$ 411	$ 420

SEMPRA ENERGY

Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Net Income				
California Utilities:				
San Diego Gas & Electric	$ 120	$ 46	$ 206	$ 150
Southern California Gas	53	56	148	167
Total California Utilities	173	102	354	317
Global Enterprises:				
Trading	22	10	39 (1)	73 (2)
Resources	33	29	48	60
International	(32) (3)	13	(7) (3)	30
Solutions	-	5	7 (1)	11
Total Global Enterprises	23	57	87	174
Financial	13	9	32	23
Parent & Other	2	(18)	(58)	(71)
Consolidated Net Income	$ 211	$ 150	$ 415	$ 443

(1) Consolidated net income includes ($29) cumulative effect of change in accounting principle. The effects at Trading and Solutions were ($28) and ($1), respectively.
(2) Includes $2 extraordinary gain associated with negative goodwill from Trading's acquisition of the metals business in 2002.
(3) Includes ($50) write-down of the carrying value of assets of Frontier Energy.

(Dollars in millions)	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Capital Expenditures and Investments:				
California Utilities:				
San Diego Gas & Electric	$ 102	$ 92	$ 285	$ 274
Southern California Gas	82	70	217	213
Total California Utilities	184	162	502	487
Global Enterprises:				
Resources	60	144	231	404
Trading	8	24	20	126
International	10	35	65	82
Total Global Enterprises	78	203	316	612
Parent & Other	9	16	28	40
Consolidated Capital Expenditures and Investments	$ 271	$ 381	$ 846	$ 1,139

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
CALIFORNIA UTILITIES	2003	2002	2003	2002
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$ 662	$ 424	$ 1,735	$ 1,269
SoCalGas (excludes intercompany sales)	$ 784	$ 592	$ 2,594	$ 1,985
Gas Sales (Bcf)	65	66	279	294
Transportation and Exchange (Bcf)	163	175	410	446
Total Deliveries (Bcf)	228	241	689	740
Total Gas Customers (Thousands)			6,188	6,107
Electric Sales (Millions of kWhs)	4,160	3,787	11,223	10,652
Direct Access (Millions of kWhs)	891	925	2,456	2,618
Total Deliveries (Millions of kWhs)	5,051	4,712	13,679	13,270
Total Electric Customers (Thousands)			1,293	1,273
RESOURCES				
Power Sold (Millions of kWhs)	3,530	1,755	6,895	3,189
SOLUTIONS				
Revenues (Dollars in millions)	$ 37	$ 45	$ 134	$ 126
INTERNATIONAL				
(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).				
Natural Gas Sales (Bcf)				
Argentina	75	71	184	174
Mexico	11	16	30	37
Chile	1	1	2	2
Natural Gas Customers (Thousands)				
Argentina			1,401	1,347
Mexico			90	81
Chile			36	35
Electric Sales (Millions of kWhs)				
Peru	1,005	998	3,017	2,959
Chile	446	414	1,371	1,310
Electric Customers (Thousands)				
Peru			729	715
Chile			493	483

TRADING

Trading Margin (Dollars in millions)	Three Months Ended September 30, 2003		2002	Nine Months Ended September 30, 2003		2002
Geographical:						
North America	$	111 $	73	$	262 $	226
Europe/Asia		24	7		97	91
Total	$	135 $	80	$	359 $	317
Product Line:						
Gas	$	21 $	32	$	113 $	149
Power		36	18		48	68
Oil - Crude & Products		27	(5)		77	35
Metals		21	16		47	45
Other		30	19		74	20
Total	$	135 $	80	$	359 $	317

Physical Statistics					
Natural Gas (BCF/Day)	13.2	10.8		13.3	9.8
Electric (Billions of kWhs)	81.7	50.2		213.1	102.3
Oil & Liquid Products (Millions Bbls/Day)	1.4	1.7		1.6	2.0

Net Unrealized Revenue (Dollars in millions)	Fair Market Value September 30, 2003		0 - 12	Scheduled Maturity (in months) 13 - 24		25 - 36		> 36
Sources of Over-the-Counter (OTC) Fair Value:								
Prices actively quoted	$	290 $	190 $	68 $		16 $		16
Prices provided by other external sources		(6)	(5)	(2)		-		1
Prices based on models and other valuation methods		19	6	3		-		10
Total OTC Fair Value (1)		303	191	69		16		27
Maturity of OTC Fair Value								
Percentage		100.0%	63.0%	22.8%		5.3%		8.9%
Cumulative Percentages			63.0%	85.8%		91.1%		100.0%
Exchange Contracts (2)	$	110 $	113 $	(5) $		(1) $		3
Total Net Unrealized Revenue	$	413						

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash (paid) or received associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Commodity Exchanges	8%	6%	7%	3%	6%
Investment Grade	66%	71%	62%	67%	69%
Below Investment Grade	26%	23%	31%	30%	25%

Risk Adjusted Performance Indicators	Three Months Ended September 30, 2003		2002	Nine Months Ended September 30, 2003		2002
VaR at 95% (Dollars in millions) (1)	$	6.2 $	6.4	$	7.2 $	6.1
VaR at 99% (Dollars in millions) (2)	$	8.7 $	9.0	$	10.2 $	8.6
Risk Adjusted Return on Capital (RAROC) (3)		17%	18%		20%	26%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level